■ SIT INVESTMENT ASSOCIATES, INC. ■

GLOBAL INVESTMENT OUTLOOK & STRATEGY

APRIL 10, 2012

EXECUTIVE SUMMARY

U.S. equity markets experienced very strong performance in the first quarter of 2012 with the S&P 500 Index gaining +12.6 percent. Fixed income markets had a more mixed start to the year. Taxable bonds rose +0.3 percent during the first quarter, while municipal bonds increased +1.7 percent. The MSCI EAFE Index had strong first quarter performance rising +10.9 percent. Turning to the U.S. economy, the final estimate of fourth quarter 2011 real GDP growth was unchanged from the second estimate of +3.0 percent. We believe that our forecast for a subpar economic recovery in the U.S. and, for the most part, globally, remains intact. Our equity holdings continue to be selective in Europe. China will be the key to a moderate global recovery as it tries to engineer an economic "soft landing." In taxable fixed income portfolios, we are defensively positioned against rising interest rates. In municipal portfolios, our strategy remains focused on income as the primary source of return over longer time periods. Sit Investment Associates' equity portfolios, both domestic and international, are maintaining holdings in diversified, high-quality and growth-oriented securities.

UNITED STATES

CURRENT CONDITIONS: SLOW BUT STEADY IMPROVEMENT

Domestic equity markets had a very strong month and first quarter. The S&P 500 Index increased +3.3 percent in March and +12.6 percent for the first three months of 2012. The NASDAQ OTC Composite, heavily weighted in technology stocks, was even more robust, gaining +4.2 percent in March and +18.7 percent in the first quarter. Large capitalization issues outperformed their smaller brethren during the month, but essentially matched them on a year-to-date basis.

TOTAL RETURNS TO 03/31/12	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
S&P 500 Index	3.3%	12.6%	25.9%	8.5%
Dow Jones Ind'l Avg.	2.2%	8.8	22.7	10.2
Russell 1000 Index	3.1	12.9	26.3	7.9
SMALL/MEDIUM CAP				
NASDAQ OTC Comp.*	4.2	18.7	28.0	11.2
S&P MidCap Index	1.9	13.5	28.2	2.0
Russell 2000 Index	2.6	12.4	29.8	-0.2
FIXED INCOME				
Barclays Capital Agg. Index	-0.5	0.3	1.4	7.7
Barclays Capital Muni Bond Index	-0.6	1.7	3.9	12.1
	*price only			

Fixed income markets generally experienced negative returns in March. For the year-to-date period, taxable bonds held onto a slim positive return of +0.3 percent, while municipal bonds returned +1.7 percent. The adjacent table shows major benchmark returns and additional details are displayed in Exhibit A.

During March, large capitalization growth stocks outperformed their value counterparts, while smaller capitalization growth stocks underperformed their value peers. However, for the quarter and longer periods, growth stocks have outperformed value stocks across all capitalizations and in every time period as shown in the following table. Additional details of the current growth stock cycle are shown in Exhibit B.

GROWTH AND VALUE STOCK TOTAL RETURNS TO 03/31/12	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
Russell 1000 Growth	3.3%	14.7%	26.9%	11.0%
Russell 1000 Value	3.0	11.1	25.7	4.8
MID CAP				
Russell Midcap Growth	2.2	14.5	27.4	4.4
Russell Midcap Value	2.3	11.4	26.3	2.3
SMALL CAP				
Russell 2000 Growth	2.0	13.3	30.3	0.7
Russell 2000 Value	3.1	11.6	29.4	-1.1

With respect to international equity markets, on a U.S. dollar basis, the U.S. ranked 19th out of 33 countries for the first three months of 2012. This was a significant improvement over the

previous month when the U.S. ranked 28th, but a decided deceleration from 4th ranked in 2011. The five best performing markets in the first quarter were Chile, Germany, Philippines, Singapore, and Thailand as shown in Exhibit C.

DOLLARS (BIL) OF REAL GDP CHANGE	1Q11 Rev.	2Q11 Rev.	3Q11 Final	4Q11 Final
Personal Con. Expenditures	$48.3	$16.0	$40.8	$48.6
Nonresid. Fixed Invs.	7.0	34.3	52.4	18.6
Residential Invs.	-2.0	3.3	1.0	9.1
Inventory Change	10.8	-10.0	-41.1	54.2
Net Exports	-10.2	8.0	13.6	-8.0
Government	-38.2	-5.7	-0.6	-26.4
Residual	-3.9	-2.0	-6.3	1.3
Total	$11.8	$43.9	$59.8	$97.4
% Change in Real GDP (ann.)	0.4%	1.3%	1.8%	3.0%
% Change in Real Final Sales (ann.)	0.0%	1.6%	3.2%	1.1%
% Change in GDP Deflator (ann.)	2.7%	2.6%	2.6%	0.8%

Turning to the U.S. economy, the final estimate of fourth quarter 2011 real GDP growth was unchanged from the second estimate of +3.0 percent. While the overall growth figure was stable, there was some movement within the major components of GDP. Small downward adjustments to personal consumption expenditures (PCE), the change in business inventories, and net exports were offset by a larger upward revision to nonresidential fixed investment. The increase in business capital spending is a positive for the U.S. economy, but the highly volatile nature of inventories is a source of uncertainty. The following table displays the contributions to real GDP growth by major component. Year-over-year changes in real GDP components are shown in Exhibit D.

CONTRIBUTIONS TO PERCENT CHANGE IN U.S. REAL GDP	1Q11 Rev.	2Q11 Rev.	3Q11 Final	4Q11 Final
Personal Cons. Exps.	1.47%	0.49%	1.24%	1.47%
Nonresid. Fixed Invs.	0.20	0.98	1.49	0.53
Residential Invs.	-0.06	0.09	0.03	0.25
Inventory Change	0.32	-0.28	-1.35	1.81
Net Exports	-0.34	0.24	0.43	-0.26
Government	-1.23	-0.18	-0.02	-0.84
Total GDP Growth	0.40%	1.30%	1.80%	3.00%

Source: Bureau of Economic Analysis, U.S. Dept. of Commerce

February real personal spending increased +0.5 percent, which was well ahead of expectations. Additionally, the previous estimate of flat spending in January was revised up to a gain of +0.2 percent. The PCE for Services was a significant contributor to the renewed strength in personal consumption. Given the mild weather, which began in November and did not abate, the PCE for Utilities, a subcomponent of the PCE for Services, was expected to be weak. However, this subcomponent contributed more positively than expected. Moreover, the strength in the PCE for Services was broad-based, as other subcomponents were also key contributors to the unanticipated strength, such as the PCE for Motion Pictures. The February savings rate dropped to 3.7 percent from 4.3 percent, due largely to the modest gain in income.

U.S. REAL PERSONAL CONSUMPTION EXPENDITURE PROJECTIONS

		Case 1 Index (+0.0%)	Annual. Qtrly Change	Case 2 Index (+0.2%)	Annual. Qtrly Change
	Mar. Proj.	9547.10	2.1%	9566.19	2.4%
	Feb.	9547.10		9547.10	
2012	Jan.	9502.00		9502.00	
	Dec.	9487.70	2.1%	9487.70	2.1%
	Nov.	9477.50		9477.50	
	Oct.	9481.20		9481.20	
	Sept.	9463.50	1.7%	9463.50	1.7%
	August	9411.80		9411.80	
	July	9425.10		9425.10	
	June	9388.40	0.7%	9388.40	0.7%
	May	9395.70		9395.70	
	April	9394.20		9394.20	
	March	9399.50	2.1%	9399.50	2.1%
	Feb.	9382.10		9382.10	
2011	Jan.	9348.60		9348.60	
	Dec.	9345.30	3.6%	9345.30	3.6%
	Nov.	9334.40		9334.40	
	Oct.	9305.50		9305.50	
	Sept.	9270.10	2.6%	9270.10	2.6%
	August	9254.40		9254.40	
	July	9216.80		9216.80	
	June	9203.70	2.9%	9203.70	2.9%
	May	9192.40		9192.40	
2010	April	9164.70		9164.70	

The surprising strength in the most recent monthly consumer spending data has changed our outlook for first quarter 2012 personal consumption. Our sensitivity analysis now shows that even if monthly consumer spending is flat in March, it will result in a quarterly increase of more than +2.0 percent. Moreover, if the monthly figure for March PCE increases +0.2 percent, this will yield growth for the quarter of almost +2.5 percent.

The March nonfarm payrolls report, released on April 6th, revealed the economy added 120,000 jobs, which was well below the consensus expectation of an increase of around 200,000. Revisions to the previous two months resulted in a slight upward adjustment of 4000 jobs. It appears that some of the weakness in March payrolls may have been a partial giveback of the weather-related strength that occurred in November, December, and January. Weather-sensitive jobs increased by 24,000 in March and 26,000 in February following an average increase of 100,000 per month in the November-January period.

We are quite sanguine with respect to the outlook for job creation, given the weather-induced volatility in the March report and the fact that 635,000 jobs were created in the first quarter of 2012. This is the strongest quarterly increase since the first quarter of 2006. Additionally, the unemployment rate decreased from 8.3 percent to 8.2 percent, the lowest level since January 2009.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), increased +0.4 percent in February, matching the consensus estimate. The year-over-year figure of +2.9 percent matched the January reading and was the lowest since March 2011 as shown in the following table. Core CPI, which excludes the volatile food and energy sectors, increased +0.1 percent, below the expectation of +0.2 percent. On a year-over-year basis, core CPI remains at somewhat elevated levels, but does not appear to be increasing beyond the current level of +2.2 percent as outlined in the table below. Despite the somewhat higher readings of core CPI, we continue to believe that inflation will most likely remain contained. Inflation trends over the long term are shown in Exhibit E.

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
	3 Months	6 Months	Year-Over	Year-Over
Period	Ann.	Ann.	Year	Year
September 2010	0.9%	0.7%	1.1%	0.8%
December 2010	1.4	1.1	1.5	0.8
January 2011	2.8	2.0	1.6	1.0
February 2011	4.6	2.7	2.1	1.1
March 2011	7.8	4.6	2.7	1.2
April 2011	8.5	5.7	3.2	1.3
May 2011	8.4	6.5	3.6	1.5
June 2011	4.0	6.0	3.6	1.6
July 2011	1.8	5.2	3.6	1.8
September 2011	2.1	3.1	3.9	2.0
November 2011	-0.6	0.2	3.4	2.2
October 2011	0.9	1.3	3.5	2.1
November 2011	-0.6	0.2	3.4	2.2
December 2011	-2.1	0.0	3.0	2.2
January 2012	0.4	0.7	2.9	2.3
February 2012	2.5	1.0	2.9	2.2

The Federal Reserve's U.S. trade-weighted major currencies dollar index increased +0.9 percent in March. On a year-to-date basis, the dollar has declined slightly as worries over the European sovereign debt crisis have receded partially since December. Renewed concern over the situation in Europe, particularly Spain, which has occurred very recently may reverse this trend. Longer term trends in the U.S. dollar are shown in Exhibit F.

In summary, we believe the subpar U.S. economic recovery remains on track. As a result of the stronger personal spending data for January and February, we have modestly upgraded our estimate of first quarter real GDP growth from +1.5 percent to +2.0 percent. This results in an annual GDP growth figure of +2.2 percent for 2012. All of the details of our key economic and financial market assumptions are shown in Exhibit G.

MONETARY POLICY AND FIXED INCOME STRATEGY: MORE OF THE SAME

U.S. Treasury yields rose during the first quarter and the yield curve steepened. Signs of economic improvement caused expectations for a third round of Federal Reserve-backed asset price inflation initiatives (commonly referred to as QE3) to diminish, and Treasury prices declined commensurately. Specifically, the 2-year U.S. Treasury note yield was 0.33 percent at quarter-end, +9 basis points higher from the previous quarter-end. The 30-year U.S. Treasury Bond yield ended the quarter at 3.34 percent, +45 basis points higher from the previous quarter-end.

The Barclays Aggregate Bond Index return for the quarter was +0.3 percent. Corporate bonds were the best performing sector despite their longer average duration, lead by a recovery in the market for securities issued by financial institutions. Asset-backed securities were the next best performing sector, as continued recovery in the jobs market benefitted consumer-sensitive securities backed by credit card and automobile loans. Mortgage-backed securities modestly outperformed the benchmark, primarily due to their shorter duration. The U.S. Treasury sector was the worst performing sector, with longer duration Treasuries producing particularly poor results.

TOTAL RETURNS TO 03/31/12

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS CAP INDEX				
AGGREGATE	-0.5	0.3%	1.4%	7.7%
Treasury	-1.0	-1.3	-0.4	8.6
Agency	-0.2	0.2	0.7	4.8
Corporate	-1.0	2.1	4.0	9.5
CMBS	0.2	3.5	6.7	7.5
Asset-Backed	-0.2	0.8	1.1	5.3
Mortgage Pass-Through	0.1	0.6	1.5	6.3
5-Year Treasury	-0.6	-0.5	0.8	8.8

Stronger than expected domestic growth and a reduction in the odds of a depression-like scenario in Europe combined to improve confidence during the first quarter. While we are concerned that the quarter's better than average weather conditions pulled forward economic activity from coming quarters, we expect sustained, albeit slow, domestic growth going forward. Continued uncertainty surrounding the fiscal problems both in Europe and domestically, combined with typical election year related uncertainty, is likely to encourage the Fed to remain highly accommodative. Client portfolios are defensively positioned against rising interest rates, as we expect the accommodative policy to drive inflation higher in the intermediate term. A lack of bipartisanship in Congress has left little chance for an improvement in the federal budget situation. As such, we continue to invest in higher-rated sectors that should outperform in the event of further federal government ratings downgrades. Our forecast for U.S. Treasury interest rates is detailed in Exhibit H.

Longer tax-exempt yields decreased during the quarter, while intermediate tax-exempt yields increased, and shorter tax-exempt yields were relatively unchanged. The 10-year Municipal Market Data (MMD) AAA-rated General Obligation (GO) yield ended the quarter at 2.11 percent, up +28 basis points for the quarter. Conversely, the longer 30-year MMD AAA-rated GO ended the quarter at 3.39 percent, down -16 basis points for the quarter. The Bond Buyer 40-Bond Index yield decreased -20 basis points during the quarter to 4.64 percent. The low level of absolute yields has led investors to reach for yield by focusing on longer duration and lower-rated credits with incremental spread over higher grade general obligation issues.

Tax-exempt municipals posted solid returns during the quarter as evidenced by the +1.7 percent return for the Barclays Municipal Bond Index. Continued positive fund flows that began during the second quarter of 2011 contributed to the first quarter's performance. Although year-to-date municipal issuance has increased over the historically low 2011 level, nearly two-thirds of issuance has been to refund existing debt. Year-to-date issuance also remains low by historical standards, being the second lowest in the most recent 6-year period. In terms of duration, the sub-indices of the Barclays Municipal Bond Index that are 15-years and longer posted the strongest returns for the quarter, while all of the shorter sub-indices lagged. All revenue bond sectors within the Barclays Municipal Bond Index also posted strong returns during the quarter, with industrial development/pollution control and hospital revenue bonds faring best. Within credit quality, BBB-rated bonds posted the highest returns for the quarter, followed by A-rated tax-exempts. Tax-exempt closed-end funds also had a good quarter, with returns generally exceeding +2.5 percent and yields over 6 percent in

most cases. All of these trends across duration, industry, and credit quality were generally consistent with 2011 performance.

The tax-exempt yield curve remains historically steep. Accordingly, we continue to position portfolios modestly longer than their associated benchmarks. Furthermore, tax-exempts remain cheap when expressed as a percentage of comparable maturity Treasuries, particularly for longer maturities. We believe these yield ratios relative to Treasuries continue to offer tax-exempt bonds a cushion if and when Treasury yields begin a sustained increase. Credit spreads remain attractive, particularly for A-rated tax-exempts, which continue to yield over +100 basis points more than AAA-rated general obligation bonds. We continue to look for opportunities to increase credit quality and may begin shortening duration. We believe municipal bond issuance may increase later in 2012, which could present opportunities depending on the composition and timing of issuance. Our investment strategy remains focused on income, which we believe is the primary source of return over longer periods of time. As always, diversification remains a key tenet in our strategy to help manage credit risk, particularly as state and local issuers continue to adjust to fiscal challenges.

TOTAL RETURNS TO 03/31/12

BARCLAYS CAP. INDEX	1 Mo.	3 Mos.	6 Mos.	12 Mos.
MUNICIPAL	-0.6%	1.7%	3.9%	12.1%
5-Year Municipal	-0.9	0.6	2.1	6.9
Long (22+ years)	-0.3	3.8	5.9	20.0
Revenue	-0.5	2.3	4.5	13.6
Electric	-0.7	1.4	3.5	11.3
Hospital	0.1	4.0	6.5	17.6
Housing	0.1	2.0	4.2	11.0
IDR/PCR	0.2	4.9	7.7	16.1
Transportation	-0.5	2.0	4.3	14.0
Education	-0.7	1.8	3.9	13.1
Water/Sewer	-0.8	1.5	3.4	11.9
Resource Recovery	-0.4	1.7	3.9	10.6
Leasing	-0.7	2.1	4.6	13.1
Special Tax	-0.8	2.0	4.2	13.1
General Obligation	-1.0	1.0	3.2	10.8
Prerefunded	-0.5	0.2	0.9	3.7
Insured	-0.7	1.8	4.0	12.6
Muni Aaa	-0.8	0.7	2.5	8.5
Muni Aa	-0.8	1.4	3.4	11.2
Muni A	-0.6	2.2	4.6	14.3
Muni Baa	0.1	4.2	7.0	17.6

INTERNATIONAL

EUROPE

CURRENT CONDITIONS: MODEST EURO AREA RECESSION IN 2012

The economic slowdown in Europe remains consistent with our expectations from last quarter. The business and consumer environment remains in a precarious situation, but relatively unchanged. For 2012, we continue to expect euro area GDP to contract -0.5 percent. We anticipate the economy bottoming in either the second or third quarter, barring any "shocks" to the market. Within the euro area, growth is clearly worse in the peripheral countries of Portugal, Italy, Ireland, Greece, and Spain (PIIGS); however, more concerning are some worsening trends in Germany and France. In the UK, 2012 GDP growth expectations continue to weaken, as severe fiscal austerity measures take hold. We now anticipate growth of only +0.5 percent compared with +1.0 percent last quarter. Our economic assumptions for Europe and other major regions are shown in Exhibit I.

Industrial production continues to show a slowing growth trend, with the latest growth figure of only +0.2 percent in January for the euro area. New industrial orders have also been less than stellar, indicating slower growth to come. While the euro was weak in the last six months of 2011 and provided a small boost to exports, the recent strength in the euro, along with modestly slower growth in emerging markets, is impacting industrial production and new orders as Exhibit J shows. The Purchasing Managers' Index remains below 50, at 47.7 in March, a sign of slower future growth. More surprisingly is that Germany and France fell to 48.4 and 46.7, respectively. For a change, the peripheral countries were more resilient. This is concerning, as the larger economies in Europe have historically been perceived as stronger and more able to weather the current crisis.

Austerity measures are clearly having an impact on growth, as illustrated in Exhibit K. Unemployment continues to increase in Europe, with Germany in a better position than countries such as Spain. More worrisome is that across all of Europe, unemployment is much higher among the youth population as shown in Exhibit L. This does not bode well for future growth prospects. Euro area retail sales volumes dipped -0.1 percent in February versus January, worse than expectations, reflecting the impact of austerity measures, inflation, and high unemployment. Year-over-year, sales fell -2.1 percent. In the UK, domestic consumption remains weak, given the poor employment outlook and weak real income growth. Additionally, sentiment throughout Europe has yet to show any improvement.

The European sovereign debt crisis continues to rile equity markets. The recent Long Term Refinancing Operation (LTRO) is a relatively inexpensive loan scheme for European banks from the European Central Bank (ECB) that has helped ease the financial crisis. Basically, this boosted cash flow in the market and helped to avoid a severe cash crunch and/or collapse of the banking system. Ultimately, we believe this just "kicked the can down the road" as shown in Exhibit M. While short-term yields declined modestly, with the exception of Spain, the real reason for the decline in yields was the fact that European banks purchased government debt, which they used as collateral for ECB loans. Long-term yields still remain high – indicating lack of confidence in future growth/solvency prospects.

Another issue that may cause turbulence in equity markets is the upcoming June Presidential election in France. President Sarkozy trails Francois Hollande, the socialist candidate. History indicates that if a socialist is elected (i.e., Mr. Hollande) equity markets will likely decline and bond yields will rise. Given that France is one of the "stronger" countries in the euro area, this increased volatility could extend the crisis further.

All of the major issues contributing to the difficulties in Europe continue to persist: the sovereign debt outstanding among the PIIGS; banks' large cross-border exposure to the euro area; countries' large government budget deficits; and elevated yield spreads. The inability of Greece to meet its budget targets, further deterioration in Spain and Portugal, and the uncertainty surrounding the French Presidential election will likely increase volatility in equity markets over the intermediate term.

MONETARY AND FISCAL POLICY

The ECB left rates unchanged, at 1 percent, at their April 4th meeting. On April 5th, the Bank of England (BOE) also left rates unchanged at 0.5 percent and left its total asset purchases unchanged at roughly $516 billion. We expect both the ECB and BOE to remain accommodative throughout 2012 as both central banks are closely monitoring higher inflation. According to ECB President Mario Draghi, risks to the growth outlook are to the downside, while there is upside risk to inflation in the near term. Euro area inflation is estimated at +2.6 percent in March, while UK inflation was +3.4 percent in February. The ECB and BOE have a targeted inflation ceiling of 2 percent. Moderating energy, food, and commodity prices will help lessen inflation this year; however, concerns of modestly rising inflation in Germany may limit the ECB's ability to stimulate the European economy. As for other stimulus measures, we fully expect the ECB to continue purchasing mortgage-backed securities and to issue loans for banks to minimize the recession and alleviate credit fears.

Over the last few months, the European debt crisis has been having a much smaller impact on volatility in the equity, bond, and currency markets. The crisis remains unresolved and there still isn't a good comprehensive solution; however, the recent LTRO funding appears to have calmed the markets as the problems have now been deferred. As a result, there has been some slight appreciation of the euro relative to the U.S. dollar. In the first quarter of 2012, all European currencies appreciated relative to the U.S. dollar with the euro and the British pound experiencing +2.6 percent and +2.8 percent increases, respectively. We anticipate modest weakness in the euro as the situation remains unresolved and issues heat up again. We believe the euro may trade in a range from $1.20 to $1.35 with a downside bias.

JAPAN

CURRENT CONDITIONS: MODEST ECONOMIC IMPROVEMENT IN 2012

As stated last quarter, we are forecasting that the Japanese economy will contract about -1.0 percent in 2011 and turn around modestly in 2012 with full year growth of about +1.0 percent. This appears more conservative than most economists' estimates for growth of around +2.5 percent in 2012. The IMF, specifically, is now forecasting growth of +1.7%. Given our forecast, we are not surprised that the economy contracted -0.2 percent quarter-over-quarter (-0.7 percent annualized) in the fourth quarter of 2011. This is the fourth quarterly decline out

of the past five quarters, as Exhibit N displays. We anticipate only a gradual improvement throughout 2012.

Domestic growth should be underpinned by spending that results from rebuilding after the earthquake and tsunami a year ago. Further, we anticipate an ongoing slow growth, yet steadily improving, world economy resulting from better growth in the U.S., eventual turns in the European economies, and the emerging economies, particularly China, being successful in managing a "soft economic landing." This should result in Japan's exports increasing, and, in turn, a pickup in domestic consumption.

Recent data appears to be supporting our slowly improving view. Business confidence remains very poor suggesting that it will take time for the economy to regain momentum. Sentiment among Japan's largest manufacturers failed to improve in March as executives predicted the yen will rebound against the dollar, hurting exporters' sales and profits. The quarterly Tankan index was unchanged from -4 in December. That was worse than the median estimate of 25 economists surveyed by Bloomberg News for a reading of -1. A negative number means pessimists outnumber optimists. Further contributing to the lack of confidence is the limited export boost that resulted from the recent depreciation of the yen. February production also was unexpectedly weak, down -1.2 percent month-on-month (first drop in three months) owing to lower production across a broad range of core industries. There are also concerns about electricity supplies since the meltdown of the nuclear reactor and what role nuclear power will play in the future. Before the disaster, nuclear power produced nearly a third of Japan's electricity. Now just one of 54 commercial reactors is operating. This is increasing the reliance on fuel imports that are rising in price worldwide.

On the positive side, shipments have been brisk, led by autos and LCDs, and there was a relatively large drop in inventory ratios. March and April production plans still showed a production growth trend at +2.6 percent and +0.7 percent, month-over-month respectively. The demand-side Household Survey data, released on March 30th, showed seasonally adjusted real core spending, excluding highly volatile items and wealth transfers, up for a third straight month (+1.5 percent month-to-month). The figure for real spending also rebounded to +2.3 percent year-over-year.

MONETARY AND FISCAL POLICY

As mentioned, we continue to expect economic growth to be underpinned by spending on rebuilding after the earthquake and tsunami a year ago (Exhibit O). The government has allocated 18 trillion yen ($220 billion) for reconstruction. While this spending should provide a significant growth boost, projects have picked up slowly due to labor and material shortages as well as government inefficiencies.

Monetary policy should stay very accommodative. On March 14th, the Bank of Japan (BoJ) held its monetary policy steady, targeting a range of 0 percent to 0.1 percent for its key lending rate. The BoJ also expanded a loan program aimed at growth industries by +57 percent to 5.5 trillion yen.

Japan's current account deficit in January was 437 billion yen, the biggest monthly shortfall since comparable records began in 1985. Deficits are a relatively new phenomenon for Japan. For

the past few decades, the country has consistently exported more than it imported, while earning more income on its overseas investments than it paid to foreigners in interest and dividends. Fears are intensifying that the country is rapidly moving towards a lasting current account deficit, which could lead to a reliance on foreigners buying government bonds. Japan's government debt burden is now equivalent to almost 220 percent of the country's total economic output. Concerns about unsustainable state finances have made a 5 percent consumption tax a priority for Prime Minister Yoshihiko Noda. Mr. Noda hopes to pass legislation in the current Diet session that would pave the way for a staggered doubling of the consumption tax this decade.

Deflationary concerns remain. The BoJ Governor announced in February the adoption of a "goal" for consumer price inflation of 1 percent and expanded the bank's asset purchasing program by 10 trillion yen. This is designed to push down interest rates and encourage inflation by increasing the amount of money in circulation. Consumer prices, excluding fresh food, rose +0.1 percent in February. The rate of inflation is showing signs of moving higher, after falling an average -0.2 percent per year over the past decade. Japan's consumer prices rose +0.3 percent in February from a year earlier, following a +0.1 percent gain in the previous month.

These accommodative policies should continue to weaken the yen. This should result in exports improving in 2012. We do believe, however, the improvement will likely be quite gradual. The Japanese currency hit a post-World War II high of 75.35 against the dollar in October, eroding profits of exporters earned abroad and jeopardizing their competitiveness. Expanded monetary stimulus by the BoJ on February 14th (i.e., expanded bond purchases by 10 trillion yen) aided weakening. With the current weakness in business confidence, the BoJ may again consider expanding its asset-purchase program. The central bank policy board members are scheduled to meet April 9th-10th and April 27th. The BoJ held off from expanding asset purchases at its meeting in March, as it monitored improvements in the economy. As the U.S. and European economies continue to improve, their currencies should strengthen because of stronger fundamentals (despite easy monetary policies) and Japan no longer needs to be viewed as a "safe haven" currency.

ASIA EX-JAPAN

CURRENT CONDITIONS: SLIGHTLY SLOWER BUT STILL STRONG GROWTH

We have revised downward our Asia ex-Japan economic growth forecast slightly to +6.8 percent in 2012, from +7.0 percent, on lower economic growth in China and India. China's fourth quarter GDP grew +8.9 percent year-over-year, bringing 2011 GDP growth to +9.2 percent, in line with our expectations of at least +9.0 percent. Capital formation and consumption contributed 5.0 and 4.8 percentage points, respectively, while net exports subtracted a negative -0.5 percentage points according to the National Statistics Bureau. While China's slowing economic growth is likely to continue in the first quarter of 2012, we expect the growth rate to bottom soon and stage a modest recovery later this year as the result of more accommodative monetary policy. We continue to forecast China GDP growth of +8.0 to +8.5 percent for 2012.

The March Purchasing Managers' Index (PMI) data was mixed with the official PMI, which focuses more on large enterprises, implying expanding activity, (it rose to 53.1 from February's 51.0), while the HSBC PMI, which is more export and small

enterprise biased suggests contraction, (it declined to 48.3 in March from 49.6 in February, Exhibit P). Recent January-February data for industrial production, retail sales, and trade growth also mostly point to moderating growth. Industrial production growth decelerated to +11.4 percent year-over-year in February from +12.8 percent in December (Exhibit Q). Nominal retail sales grew only +14.7 percent year-over-year in February, compared with high teens at the end of last year.

On the trade front, January-February (using a two month period to adjust for the timing difference of the Chinese New Year) exports rose +6.9 percent, while imports gained +7.7 percent, also slower than the double digit gains in late 2011.

On the more positive side, inflation plunged in February to +3.2 percent year-over-year from +4.5 percent in January, primarily due to an earlier than normal Chinese New Year (Exhibit R). Food price inflation came down notably to +6.2 percent in February from +10.5 percent in January, while non-food prices largely stabilized at +1.7 percent in February (versus +1.8 percent in January). Inflation is expected to stay at a low level, helped by the economic slowdown and a favorable base effect. At the opening of the National People's Congress, the annual meetings of China's legislature, Premier Wen Jiabao lowered the annual economic growth target to +7.5 percent for 2012, the first time it has dropped below +8 percent since 2004 (Exhibit S). While the target is largely symbolic, Beijing is sending a strong signal of its intention to focus more on the quality than the speed of growth. The move indicates Beijing's willingness to tolerate slower growth in exchange for more balanced and sustainable development.

India's fourth quarter 2011 GDP increased a slower-than-expected +6.1 percent year-over-year, from a +9 percent growth rate 2½ years ago. Additionally, January exports rose only +10.1 percent year-over-year, while imports were up +20.3 percent. Furthermore, India's investment has fallen and political problems persist. Construction is estimated to grow +4.8 percent this year, compared with +8.0 percent last year, and mining is expected to contract -2.2 percent this year. Recent state assembly elections showed a loss of support in the National Congress Party, which will make it difficult to push through reforms.

More encouragingly, India's wholesale price index (inflation) is falling, up only +6.95 percent year-over-year in February, and down from the October high of +9.87 percent. We expect the Indian government to further implement monetary/fiscal policies to achieve their target growth rate of +6.9 percent growth for the current fiscal year ending in March 2013.

Australia's economy is also experiencing slowing growth. Fourth quarter GDP grew just +0.4 percent quarter-to-quarter and +2.3 percent year-over-year, below its trend pace of more than +3.0 percent, on slower mineral demand and a strong Australian dollar. Recent economic data show a loss of 15,400 jobs in February, the unemployment rate rose slightly to 5.2 percent, and retail sales increased at a paltry +0.2 percent month-to-month seasonally-adjusted in February. Additionally, both consumer confidence and construction data were weak. The strong Australian dollar has negatively impacted the manufacturing and tourism industries. Also, since 2008, Australia's household savings rate has risen sharply to 9 percent as consumers have paid down household debt.

MONETARY AND FISCAL POLICY

As discussed last quarter, China has recently initiated accommodative monetary policy, but we expect measured monetary easing. The People's Bank of China (PBoC) announced a cut in the required reserve ratio (RRR) by -0.5 percent, effective on February 24th (Exhibit T). It is the first RRR adjustment this year, and the second cut since December 5th last year, which lowers the RRR to 20.5 percent for big banks and 18.5 percent for small banks. As receding inflation pressure provides more flexibility for an accommodative policy, we expect further RRR cuts down the road to support growth. Although real interest rates turned positive recently, given the plunge of the CPI in February, we would be surprised to see any interest rate cuts in the near term. Moreover, this fits with our expectation of only moderating growth rather than a sharp deterioration of growth.

China's fiscal deficit target for 2012 is RMB800 billion (or approximately 1.5 percent of GDP) according to the Ministry of Finance – a healthy level in our view. Fiscal spending is expected to increase +14.1 percent, while fiscal revenue is expected to grow +9.5 percent.

The Renminbi's (RMB) prominence as a currency for global trading and investment has strengthened as China is pushing to transform the RMB into an international currency. It continued to expand the scope and variety of cross-border RMB business: trade settlements in RMB rose sharply to about +10 percent of China's total cross-border trade in 2011 from only about +2 percent in 2010; the PBoC has now signed currency swap agreements with eighteen central banks, valued at over RMB1.5 trillion ($238 billion), with the latest being the Reserve Bank of Australia; the first funds under the RMB repatriation program, have been launched; and it is also considering giving permission to residents in the city of Wenzhou, an eastern city known for entrepreneurship, to invest abroad directly.

On April 3rd, China announced an increase in the foreign investment quota from $30 billion to $80 billion, the latest sign that Beijing is relaxing its historically tight grip on the flow of capital in and out of China. However, the country's capital markets remain largely closed. China still has a long way to go to make the RMB a truly global currency.

RMB appreciation has been much more modest recently. The central bank has allowed greater two-way movement in the currency's exchange rate since early this year, partly to let the market play a bigger role in deciding the renminbi's value. We would not be surprised to see faster RMB appreciation in the second half of the year, when exports are expected to improve. That said, we continue to expect more modest appreciation of the RMB against the U.S. dollar this year compared with last year (+4.7 percent).

India has also begun its monetary easing, with the Reserve Bank of India unexpectedly cutting the cash reserve ratio by -75 basis points to 4.75 percent. We expect the Indian government to cut interest rates further and implement fiscal policies to achieve their target growth rate of around +7.0 percent.

REST OF WORLD

CURRENT CONDITIONS: WEAK GROWTH IN BRAZIL RESULTS IN MONETARY AND FISCAL STIMULUS

Brazil's economy grew +1.4 percent year-over-year and +0.3 percent quarter-over-quarter in the fourth quarter of 2011. This resulted in full year 2011 GDP growth of just +2.7 percent, down from 2010's robust pace of +7.5 percent. The slowdown was caused by high inflation, high tax rates, and a surging currency. In addition, industrial production was weak, up +1.3 percent month-to-month seasonally-adjusted and down -3.9 percent year-over-year in February. Inflation has continued to recede, with March inflation increasing +5.2 percent year-over-year, below the top-end target of +6.5 percent. In order to promote growth, Brazil cut its benchmark interest rate by -125 basis points to 9.75 percent in the first quarter of 2012 and extended the tax on foreign loans up to five years to stem the appreciation of its currency. President Dilma Rousseff is expected to order a host of credits and tax incentives to stimulate growth. Brazil has seen a recovery in iron ore exports, +11 percent year-over-year and +22 percent month-to-month, and a strong recovery from rain disruptions in January and February, as Chinese steel production continues to recover.

GLOBAL EQUITY INVESTMENT STRATEGY:

SOLID PERFORMANCE, BUT VOLATILITY REMAINS

United States

As noted, U.S equity markets had very strong performance in the first quarter of 2012. Although economic data continues to be weaker than would normally be expected during a recovery, it nonetheless exhibits an overall improving trend. During the first quarter of 2012, investors softened their focus on the difficulties in Europe. The recent news on the problems in Spain suggests that investors' attention may once again focus on Europe's problems.

As discussed earlier, European governments have made some progress in dealing with their difficulties, however the problems are a long way from being solved. We expect their impact on U.S. financial markets to ebb and flow. Given the recent strong performance in the U.S., we are more wary of increased vulnerability to negative news flow stemming from these issues. Notwithstanding this concern, we believe that internally the U.S. economy will continue its slow, but steady improvement.

Despite the strong first quarter market performance, valuations remain quite reasonable. The S&P 500 price-earnings multiple remains slightly over 13 times, little changed from the beginning of the year as shown in Exhibit U. Given our outlook for contained inflation, these valuation levels appear even more reasonable.

Domestic equity portfolios are maintaining holdings of diversified, high quality, growth-oriented companies. These holdings continue to emphasize the producer manufacturing and energy services sectors, along with the traditional growth sector of technology. The result is a portfolio that is estimated to yield higher earnings growth with relatively attractive valuations compared to benchmarks, as shown in Exhibit V.

International

We continue to have an underweight stance in the euro area and a market weight to overweight position in the UK and other non-

euro countries, such as Switzerland. Stocks in countries outside the euro area are somewhat less impacted by the ongoing euro area crisis than stocks within the euro area. While domiciled in Europe, most of our European holdings are exposed to business in emerging markets and other developed markets. Within the financial sector, we continue to be significantly underweight euro area banks and diversified financials, and market weight in the more-defensive insurance sector. We believe euro area banks will remain challenged in the longer term given higher capital requirements, increased regulation, lower loan growth, and higher costs.

As discussed, we expect the ongoing modest recovery in the Japanese and global economies to continue. We see the Japanese equity market as well as the overall market trending upward in 2012. Positive catalysts which support this view include: the ongoing modest recovery in the Japanese and global economies; accommodative monetary policy in Japan and worldwide; progress toward resolution of the European sovereign debt crisis; and help from an anticipated weakening yen versus the US dollar and euro.

We do think the upward movement will, however, be choppy. This is due to significant stock appreciation thus far in 2012, and modest expected economic growth in the US and world versus the more robust economic improvement, and ongoing uncertainty of a soft landing in China.

Our strategy in Japan is to invest in export oriented companies and domestic consumption plays. Domestic consumption firms should benefit from reconstruction spending. Export sectors best positioned to capitalize on yen weakness are autos, machinery, and electronics. We continue to focus on high quality companies with top line sales growth and more predictable earnings.

China will continue to be the key to global economic growth and we believe it will successfully engineer a soft landing. Its motivation for achieving success is particularly acute in 2012 as a scheduled ten-year power transition is set to occur later this year. Our holdings remain focused on the energy, materials, and consumer-related sectors.

As shown in Exhibit W, valuation remains attractive across international equity markets. Europe ex-U.K. is trading at a price-earnings multiple of 10.8 times compared with the historical average of 14.2 times, while the U.K. is trading at 10.2 times compared with an average of 12.6 times. On an EV/EBITDA basis, Japan trades at 6.6 times compared with a post-1990 average of 9.5 times, and Asia ex-Japan trades at 8.3 times versus the post-1990 average of 8.8 times, which is a 5.7 percent discount.

EXHIBIT A

■ SIT INVESTMENT ASSOCIATES ■

SECURITIES MARKETS

EQUITIES	03/31/12	02/29/12	12/31/11	09/30/11	03/31/11	One Month	Three Months	Six Months	Twelve Months
Dow Jones Industrials	13212.04	12952.07	12217.56	10913.38	12319.73	+2.0%	+8.1%	+21.1%	+7.2%
S&P 500	1408.47	1365.68	1257.60	1131.42	1325.83	+3.1	+12.0	+24.5	+6.2
NASDAQ OTC Composite	3091.57	2966.89	2605.15	2415.40	2781.07	+4.2	+18.7	+28.0	+11.2
FIXED INCOME									
U.S. TREASURY									
2-Year Notes	0.33	0.29	0.24	0.24	0.82	+4 b.p.	+9 b.p.	+9 b.p.	-49 b.p.
5-Year Notes	1.04	0.86	0.83	0.95	2.28	+18	+21	+9	-124
10-Year Notes	2.21	1.97	1.88	1.92	3.47	+24	+33	+29	-126
30-Year Bonds	3.34	3.09	2.89	2.91	4.51	+25	+45	+43	-117
AA INDUSTRIAL									
Intermediate Maturity	3.06	2.62	2.73	2.97	4.27	+44	+33	+9	-121
Long Maturity	4.39	4.03	4.02	4.19	5.52	+36	+37	+20	-113
MORTGAGES									
Current Coupon GNMA (3.50%)	2.80	2.64	2.71	2.71	4.07	+16	+9	+9	-127
MUNICIPALS									
Bond Buyer 40-Bond Index	4.64	4.57	4.84	4.92	5.71	+7	-20	-28	-107
SHORT TERM									
Fed Funds	0.13	0.09	0.07	0.08	0.13	+4	+6	+5	--
Primary Discount Rate *	0.75	0.75	0.75	0.75	0.75	--	--	--	--
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	--	--	--
13-week Treas. Bills-Disc.	0.07	0.08	0.02	0.02	0.09	-1	+5	+5	-2

* Primary Credit Discount Rate, effective 1/9/03.

E-03/12 033112
FF-107T.doc

G:\Support\Exhibits\E-03/12

EXHIBIT B

■ SIT INVESTMENT ASSOCIATES ■

YEAR-OVER-YEAR RELATIVE PERFORMANCE OF GROWTH VERSUS VALUE STOCKS



Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through March 31, 2012
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
+3 Std Dev
+2 Std Dev
+1 Std Dev
12/79
12/80
12/81
12/82
12/83
12/84
12/85
12/86
12/87
12/88
12/89
12/90
12/91
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
12/07
12/08
12/09
12/10
12/11

SOURCE: FACTSET RESEARCH SYSTEMS AND SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-03/12

EXHIBIT C

■ SIT INVESTMENT ASSOCIATES ■

WORLD EQUITY MARKET RANKINGS

THE UNITED STATES RANKED 19TH OUT OF 33 WORLD EQUITY MARKETS

YEAR-TO-DATE THROUGH FEBRUARY 29, 2012

PERFORMANCE IN U.S. DOLLARS

Country	[illegible] Indices, US$ [illegible]	Change from 12/31/2011 points	Change from 12/31/2011 percent	[illegible] Country Rank
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	
[illegible]	[illegible]	[illegible]	[illegible]	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Netherlands	[illegible]	[illegible]	[illegible]	[illegible]
New Zealand	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
South Africa	[illegible]	[illegible]	[illegible]	[illegible]
South Korea	[illegible]	[illegible]	[illegible]	[illegible]
Spain	[illegible]	[illegible]	[illegible]	[illegible]
Sweden	[illegible]	[illegible]	[illegible]	[illegible]
Switzerland	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	
Thailand	[illegible]	[illegible]	[illegible]	
United Kingdom	[illegible]	[illegible]	[illegible]	[illegible]
United States	[illegible]	[illegible]	[illegible]	19 ←
COMPOSITE INDICES				
Latin America	[illegible]	[illegible]	[illegible]	
[illegible]	[illegible]	[illegible]	[illegible]	
[illegible]	[illegible]	[illegible]	[illegible]	
World ex U.S.	[illegible]	[illegible]	[illegible]	

SOURCE: FACTSET RESEARCH SYSTEMS, MARCH 31, 2012

EXHIBIT D

■ SIT INVESTMENT ASSOCIATES ■

YEAR-OVER-YEAR CHANGES IN REAL GDP COMPONENTS[1]

	3Q09 Rev.	4Q09 Rev.	1Q10 Rev.	2Q10 Rev.	3Q10 Rev.	4Q10 Rev.	1Q11 Rev.	2Q11 Rev.	3Q11 Final	4Q11 Final
Personal Consumption Expend.	-1.6%	-0.2%	0.9%	2.1%	2.2%	3.0%	2.8%	2.2%	2.0%	1.6%
Non-Residential Fixed Invest.	-19.0	-14.4	-4.5	4.0	7.7	11.1	10.0	8.0	9.1	8.2
Residential Investment	-20.5	-12.9	-6.8	4.2	-7.8	-6.3	-2.9	-6.9	1.4	3.5
Inventory Change [2]	--	++	++	++	++	++	++	–	–	++
Net Exports [3]	24.1	27.4	6.8	-31.8	-30.2	-19.4	-12.6	4.8	12.2	0.8
Exports	-10.8	-0.1	10.7	13.5	12.5	8.8	8.9	7.3	6.0	4.7
Imports	-13.7	-6.5	6.9	16.9	15.9	10.7	9.6	4.7	2.1	3.6
Government Spending	1.7	1.1	1.2	0.7	0.6	0.1	-1.1	-2.2	-2.4	-2.8
Total Real GDP	-3.7%	-0.5%	2.2%	3.3%	3.5%	3.1%	2.2%	1.6%	1.5%	1.6%
Memo:										
Total GDP Less Housing and Autos	-3.3	-0.3	2.5	3.3	4.1	3.2	2.0	1.7	1.4	1.5
Pers. Cons. Exp. Plus Res. Invs...	-2.4	-0.7	0.6	2.2	1.8	2.6	2.6	1.9	2.0	1.7
After-tax Corporate Profits	7.0	115.9	41.5	33.4	13.7	-3.7	2.8	0.3	6.2	11.7

Notes:
(1) Figures use chain-weighted GDP methodology.
(2) Percentage changes are not always meaningful; + or – denotes direction of change
(3) A decrease in the trade deficit has a positive impact on economic growth.

SOURCE: BUREAU OF ECONOMIC ANALYSIS, U.S. DEPARTMENT OF COMMERCE, MARCH 29, 2012

EXHIBIT E

■ SIT INVESTMENT ASSOCIATES ■

BROAD-BASED INFLATION MEASURES REMAIN CONTROLLED



Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate



Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate

SOURCE: BUREAU OF LABOR STATISTICS AND BLOOMBERG, MARCH 15 & 16, 2012

G:\Support\Exhibits\E-03/12

Exhibit F

■ Sit Investment Associates ■

Dollar Exchange Rate Trends Versus Major Currencies

	2009			2010			2011			2012		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	81.37	11.2%	31.9%	73.86	-9.2%	-7.1%	72.93	-1.3%	-9.8%	73.35	0.6%	12.6%
February	83.51	14.9	27.1	75.54	-9.5	0.4	72.00	-4.7	-10.1	72.29	0.4%	9.5%
March	84.04	19.4	23.6	75.23	-10.5	3.1	70.81	-5.9	-10.8	72.97	3.0%	5.1%
April	82.49	17.1	4.6	75.41	-8.6	7.1	69.59	-7.7	-7.4			
May	79.11	11.8	-9.3	78.50	-0.8	17.4	69.66	-11.3	-8.5			
June	77.18	8.1	-9.0	79.06	2.4	16.3	69.58	-12.0	-11.1			
July	76.62	8.1	-11.3	76.77	0.2	8.0	69.12	-10.0	-10.2			
August	75.37	1.7	-18.5	75.95	0.8	1.1	69.07	-9.1	-8.0			
September	74.10	-2.0	-22.2	74.99	1.2	-0.6	71.17	-5.1	1.0			
October	72.87	-9.6	-22.0	72.30	-0.8	-8.1	71.61	-1.0	5.9			
November	72.44	-12.8	-16.1	72.83	0.5	-13.9	72.24	-0.8	7.5			
December	73.32	-9.4	-9.7	73.79	0.6	-12.9	73.23	-0.7	10.8			
Average	77.70	4.3		75.35	-3.0		70.92	-5.9		72.87	2.8	

Note: [illegible]

Country or Region Weights (8/15/11): Euro Area: 36.5% Canada: 29.6% Japan: 17.4% U.K.: 7.9% Switzerland: 3.8% Australia: 2.9% Sweden: 1.9%
Currency Appreciation (Y-T-D through 3/31/12): Euro Area: 2.8% Canada: 1.8% Japan: -6.6% U.K.: 2.9% Switzerland: 3.9% Australia: 1.1% Sweden: 3.8%

Source: Federal Reserve Board

G:\Support\Exhibits\F-03/12

EXHIBIT G

■ SIT INVESTMENT ASSOCIATES ■

ECONOMIC ASSUMPTIONS

	2010				2011				2012E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	3.9	3.8	2.5	2.3	0.4	1.3	1.8	3.0	2.0	2.0	2.5	2.5
S&P 500 Reported Profits (Year-over-Year)	132.4	45.7	32.2	36.2	22.7	13.0	15.9	-0.1E	20.5	12.1	14.9	16.1
Consumer Price Index (Year-over-Year)	2.4	1.8	1.2	1.3	2.1	3.4	3.8	3.3	2.6	1.6	1.7	2.5
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	9.7	9.7	9.6	9.6	8.9	9.1	9.1	8.7	8.3	8.2	8.1	8.0
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3
13-week Treasury Bills-Disc.	0.1	0.1	0.2	0.1	0.1	0.0	0.0	0.0	0.1	0.4	0.8	1.3
10-year Treasury Bonds-Yield	3.7	3.5	2.8	2.9	3.4	3.2	2.4	2.0	2.0	2.3	2.5	2.8

SOURCE: SIT INVESTMENT ASSOCIATES, INC., APRIL 8, 2012

EXHIBIT H

■ SIT INVESTMENT ASSOCIATES ■

EXPECTED RANGE OF FUTURE FIXED INCOME RETURNS

FROM MARCH 31, 2012

		TIME HORIZON					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
LOW RISK							
2 yr. Constant Mat Tsy.	Pessimistic	1.50%	-2.1%	2.50%	-3.9%	5.00%	-2.7%
Present YTM 0.33%	Most Likely	0.50	-0.2	1.50	-2.0	4.00	-2.0
	Optimistic	0.13	0.6	0.50	-0.0	3.00	-1.4
INTERMEDIATE RISK							
5 yr. Constant Mat. Tsy.	Pessimistic	2.50	-6.3	3.50	-10.2	5.50	-5.7
Present YTM 1.04%	Most Likely	1.50	-1.7	2.50	-5.8	4.50	-4.2
	Optimistic	0.50	3.2	1.50	-1.2	3.50	-2.8
MEDIUM RISK							
10 yr. Constant Mat Tsy.	Pessimistic	3.50	-9.7	4.50	-16.1	6.00	-7.7
Present YTM 2.21%	Most Likely	2.50	-1.4	3.50	-8.6	5.25	-5.9
	Optimistic	1.50	7.7	2.50	-0.3	4.00	-2.7
HIGH RISK							
30 yr. Constant Mat Tsy.	Pessimistic	4.75	-20.8	5.50	-28.2	6.50	-11.6
Present YTM 3.34%	Most Likely	3.75	-5.7	4.50	-15.6	5.50	-7.6
	Optimistic	2.50	19.3	3.50	0.4	4.50	-2.9

SOURCE: SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-03/12

Exhibit I

■ Sit Investment Associates ■

Global Economic Assumptions
2012-Modest GDP Growth With Less Inflation Risk

	GDP Growth				Inflation			
	2010A	2011E	2012E	2010-2014 (5 Yr CAGR)	2010A	2011E	2012E	2010-2014 (5 Yr AVG)
Global Economy	**3.9%**	**2.7%**	**2.5%**	**2.8%**	**2.5%**	**3.4%**	**2.9%**	**2.5%**
United States	3.0	1.7	2.2	2.3	1.6	3.4	2.7	2.0
Euro Area	1.7	1.5	(0.5)	0.3	1.6	2.5	2.0	1.6
United Kingdom	1.3	1.0	0.5	0.8	3.2	4.5	3.0	2.9
Japan	4.0	(1.0)	1.0	1.2	(1.0)	0.0	(0.5)	(0.8)
Asia Ex Japan	8.0	7.3	7.0	7.3	4.5	5.7	5.0	4.3
Latin America	6.5	4.4	3.9	4.5	7.0	6.5	6.2	6.9

10-Year Bond Yields

	2010	2011	2012	
	12/31A	12/31A	3/31A	12/31E
United States	3.3%	1.9%	2.2%	3.5%
Euro (Germany)	3.0	1.8	1.8	2.2
Japan	1.1	1.0	1.0	1.0
United Kingdom	3.4	2.0	2.2	2.5

Exchange Rates

	2009	2010	2012	
	12/31A	12/31A	3/31A	12/31E
Euro ($/€)	1.43	1.34	1.33	1.30
Japan (¥/$)	98	81	83	85
UK($/£)	1.62	1.56	1.60	1.60

Source: Bloomberg, Morgan Stanley, BA/ML and Sit Investment, April 10, 2012

G:\Support\Exhibits\E-03/12

EXHIBIT J

■ SIT INVESTMENT ASSOCIATES ■

INDUSTRIAL PRODUCTION AND INDUSTRIAL NEW ORDERS ARE WEAKENING ACROSS EUROPE



Euro area and EU27 production,
total industry excluding construction



Euro area and EU27 production,
total industry excluding construction

SOURCE: EUROSTAT, MARCH 14, 2012 AND FEBRUARY 22, 2012

G:\Support\Exhibits\E-03/12

EXHIBIT K

■ SIT INVESTMENT ASSOCIATES ■

MANY EUROPEAN COUNTRIES HAVE INSTITUTED SEVERE AUSTERITY PROGRAMS



Bitter Pills | Austerity programs throughout Europe are expected to take a bite out of growth
Annual change in GDP
Previous forecast made in August
Revised forecast made in February
2%
0
-2
-4
-6
2011 2012
U.K.
IRELAND
FRANCE
BELGIUM
SPAIN
ITALY
PORTUGAL
GREECE
Budget steps
Austerity measures of 6.6% of GDP from 2010-2016, three quarters from spending cuts
Austerity measures estimated at 17% of GDP through 2013; two-thirds spending cuts, one-third tax and levy increases.
Short-term measures based mainly on raising revenues; longer-term, spending cuts and pension reforms equal to 1% of GDP
Late 2011, the government announced budget measures of 3.5% of GDP 42% from spending cuts
New government seeking cuts equal to 1.5% of GDP, with income-tax rise, to match previous government, which had raised VAT
Four austerity packages passed in 2011 cut 5% from budget, half in 2012, majority through higher taxes
Public-sector wage, health, education cuts; VAT, property-and income-tax increases. Cutting 6% of GDP
Fiscal consolidation of 20% through 2015, 55% of measures so far from tax increases
Sources: European Commission (GDP); IMF, OECD, WSJ research (austerity measures)
The Wall Street Journal

SOURCE: THE WALL STREET JOURNAL, FEBRUARY 24, 2012

G:\Support\Exhibits\E-03/12

Unemployment and Youth Unemployment Are Very High Across Europe


No growth, no jobs
Key
Total
Youth
Eurozone
10.4
21.3
-0.3
Finland
7.6
19.9
0.6
Netherlands
4.9
8.6
-0.3
Estonia
21.8
2.4
Luxembourg
5.2
15.2
Belgium
7.2
20.7
0.2
Austria
4.1
8.2
0.9
Ireland
14.5
29.0
0
Germany
0.6
Slovakia
35.6
1.1
France
23.8
0
Slovenia
8.2
15.2
0.3
Greece
19.2
47.2
-4.1
Italy
31.0
Spain
48.7
-0.4
Portugal
30.8
-3.5
Cyprus
25.8
0
Malta
6.5
14.2

Source: The Financial Times, February 1, 2012

G:\Support\Exhibits\E-03/12

Exhibit M

■ Sit Investment Associates ■

Europe's Long Term Refinancing Operation (LTRO)



Floods of cash
ECB's long term refinancing operations
Dec 21 2011
€489bn
Feb 29 2012
€530bn
€210bn
€310bn
523
800
Expansion of the ECB's balance sheet
Dec 21 2011
Nov 3 2011
Aug 8 2011
Feb 29 2012
Which countries took advantage last time

Source: The Financial Times, March 1, 2012

G:\Support\Exhibits\E-03/12

EXHIBIT N

■ SIT INVESTMENT ASSOCIATES ■

RECENT ECONOMIC DATA HAS BEEN WEAK IN JAPAN, BUT IS EXPECTED TO IMPROVE



Tentatively rising
Japan economy watchers survey outlook (index)
50
45
40
35
30
25
Jan
2011
Feb 12
Japan GDP growth, (quarter-on-quarter % change)
2
0
-2
-3
-4
2007
08
09
10
Japanese inflation (annual % change in CPI)
2
1
0
-1
-2
-3
2007
08
09
10
11
12
Industrial production manufacturing (indices rebased)
110
100
90
80
70
60
Germany
US
Japan
2007
08
09
10
11
12
Source: Thomson Reuters Datastream

SOURCE: THE FINANCIAL TIMES, MARCH 27, 2012

G:\Support\Exhibits\E-03/12

Exhibit O

■ Sit Investment Associates ■

Economic Impact of the Earthquake and Tsunami



Rebuilding Japan
Human costs
15,854
Killed
3,274
Missing
Each symbol = 1,000 people
Property
128,773
Homes totally destroyed
245,656
Homes partially destroyed
57,271
Non residential buildings damaged
Each symbol = 10,000 buildings
Infrastructure
3,918
Damaged roads
29
Damaged railways
Donations made to appeals*
¥348.8bn
raised for Mar 11 victims**
¥173bn
raised by one year after the 1995 Kobe earthquake
* Donations to Japan Red Cross and associated appeals
Insurance payouts
¥1,220bn
paid out for Mar 2011 losses
¥78.3bn
paid out after the 1995 Kobe earthquake
Evacuees
Number living in temporary accommodation
343,935
Each symbol = 10,000 evacuees
Debris created by the tsunami in the three worst-hit prefectures of Iwate, Miyagi and Fukushima
22.5m tonnes
Amount dealt with by March 5th
1.42m tonnes (6.3%)

Source: The Financial Times, March 9, 2012

G:\Support\Exhibits\E-03/12

EXHIBIT P

■ SIT INVESTMENT ASSOCIATES ■

ECONOMIC GROWTH CONTINUES TO SLOW IN CHINA



PMI readings
Index
60
58
56
54
52
50
48
46
44
42
40
38
36
Mar 07
Sep 07
Mar 08
Sep 08
Mar 09
Sep 09
Mar 10
Sep 10
Mar 11
Sep 11
Mar 12
NBS Official reading
NBS Re-adjusted for seasonality
Markit/HSBC PMI

SOURCE: GOLDMAN SACHS GLOBAL ECONOMICS, APRIL 1, 2012

G:\Support\Exhibits\E-03/12

EXHIBIT Q

■ SIT INVESTMENT ASSOCIATES ■

GROWTH OF INDUSTRIAL PRODUCTION IS MODERATING



%, YoY
Industry Value-added
Electricity Generated
30
25
20
15
10
5
0
-5
-10
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

SOURCE: MORGAN STANLEY RESEARCH, MARCH 9, 2012

G:\Support\Exhibits\E-03/12

EXHIBIT R

■ SIT INVESTMENT ASSOCIATES ■

CPI INFLATION CAME DOWN NOTABLY



%, YoY
CPI
CPI: Non-food
CPI: Food
25
20
15
10
5
0
-5
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

SOURCE: MORGAN STANLEY RESEARCH, MARCH 9, 2012

G:\Support\Exhibits\E-03/12

EXHIBIT S

■ SIT INVESTMENT ASSOCIATES ■

CHINA'S OFFICIAL GROWTH RATE TARGET HAS BEEN LOWERED



China's GDP
Annual targeted and actual growth rate
14%
12
10
8
6
4
2
0
Actual 9.2%
Target 7.5%
2005 '06 '07 '08 '09 '10 '11 '12
Sources: National Bureau of Statistics; Wen Jiabao
The Wall Street Journal

SOURCE: THE WALL STREET JOURNAL, MARCH 5, 2012

G:\Support\Exhibits\E-03/12

EXHIBIT T

■ SIT INVESTMENT ASSOCIATES ■

CHINA'S REQUIRED RESERVE RATIOS



Percent
20.5% starting Feb 24
12th hike to peak, 21.5% effective on Jun 20
First hike on Jan 20, 2010
+50bps on 11/16
+50bps on 11/29
+50bps on 12/20
+50bps on 1/20
+50bps on 2/24
+50bps on 3/25
+50bps on 4/21
+50bps on 5/18
+50bps on 6/20
- 50bps on 12/5
- 50bps on 2/24
Effective on clients' margin deposits since Sep 2011
24
20
16
12
8
4
0
2005
2006
2007
2008
2009
2010
2011
2012

Source: People's Bank of China, Bloomberg

SOURCE: ISI GROUP, MARCH 9, 2012

G:\Support\Exhibits\E-03/12

Exhibit U

■ Sit Investment Associates ■

Inflation and S&P 500 Multiples

Data through March 31, 2012


P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
62
64
66
68
70
72
74
76
78
80
82
84
86
88
90
92
94
96
98
00
02
04
06
08
10
P/E
Standard Deviation
Average P/E
Current Valuation
Standard Deviation
Consumer Price

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation based on 2012 est. operating EPS of $104.89

Source: Standard & Poor's, Bureau of Labor Statistics, Sanford Bernstein, and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-03/12

EXHIBIT V

■ SIT INVESTMENT ASSOCIATES ■

EQUITY CHARACTERISTICS

MARCH 31, 2012

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500
Earnings Outlook - Strong Growth [1]						
2011 Projected Gain	+25.1%	+33.9%	+33.6%	+17.9%	+29.7%	+20.5%
2012 Projected Gain	+12.7%	+12.8%	+15.7%	+8.4%	+13.8%	+11.4%
5-Year Projected Growth	+13.1%	+16.1%	+18.7%	+10.3%	+14.1%	+11.3%
Dividend Yield						
Total Fund	+1.7%	+0.8%	+0.6%	+2.7%	+1.5%	+2.1%
Implied Return						
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+14.8%	+16.9%	+19.3%	+12.8%	+15.6%	+13.2%
Wtd Avg Price/Earnings Ratio [1]						
2011 Calendar P/E	17.9x	21.9x	28.9x	13.5x	18.7x	16.0x
2012 Calendar P/E	14.6x	17.5x	20.3x	12.2x	15.7x	14.2x
Median Price/Earnings Ratio [2]						
2011 Calendar P/E	15.0x	17.2x	18.0x	13.3x	16.1x	14.4x
2012 Calendar P/E	12.6x	15.0x	15.1x	11.9x	13.8x	12.7x
Average P/E-to-5-Year Earnings Growth Ratio						
2011 Calendar PEG	1.4x	1.4x	1.5x	1.5x	1.5x	1.6x
2012 Calendar PEG	1.2x	1.2x	1.3x	1.3x	1.3x	1.4x
Wtd Avg Mkt Cap ($ Million)	$93,759	$12,529	$4,928	$79,703	$119,233	$111,486

Footnotes:
(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x

SOURCE: FACTSET RESEARCH SYSTEMS, RUSSELL INVESTMENTS AND SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-03/12

Exhibit W

■ Sit Investment Associates ■

Global Equity Valuations

12-Month Forward P/E Ratio

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	12.7	10.8	10.2	13.4	12.5	12.0
Post 1990 Average	16.2	14.2	12.6	32.3	13.9	16.4
Discount/Premium	*-21.6%*	*-23.9%*	*-19.0%*	*-58.5%*	*-10.1%*	*-26.8%*

Enterprise Value/EBITDA (ex Financials)

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	8.4	6.6	6.2	6.6	8.3	7.4
Post 1990 Average	9.7	6.8	7.7	9.5	8.8	8.7
Discount/Premium	*-13.4%*	*-2.9%*	*-19.5%*	*-30.5%*	*-5.7%*	*-14.9%*

Source: Nomura Equity Research, March 4, 2012

G:\Support\Exhibits\E-03/12